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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                          ----------------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Chester Bancorp, Inc.
                       (Name of Subject Company (Issuer))


                              Chester Bancorp, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)


                                    164903106
                      (CUSIP Number of Class of Securities)

                                Michael W. Welge
                 Chairman, President and Chief Financial Officer
                              Chester Bancorp, Inc.
                                1112 State Street
                             Chester, Illinois 62233
                                 (800)-851-5371
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                         One Metropolitan Sq. Ste. 3600
                                St. Louis, 63102
                                 (314) 259-2000

                            CALCULATION OF FILING FEE

        Transaction valuation*               Amount of filing fee:
              $4,437,500                           $887.50


*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 250,000 shares of Common Stock of Chester Bancorp, Inc. at the tender offer purchase price of $17.75 per share in cash.


[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

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      Amount Previously Paid: N/A          Form or Registration Number: N/A
      Filing Party: N/A                    Date Filed: N/A



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Chester Bancorp, Inc., a Delaware corporation, to purchase up to 250,000 shares of its Common Stock, $1.00 par value per share. Chester Bancorp, Inc. is offering to purchase these shares at a price of $17.75, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.


Item 1.  SUMMARY TERM SHEET.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.


Item 2.  SUBJECT COMPANY INFORMATION.

The name of the subject company is Chester Bancorp, Inc. The address and telephone number of its principal executive office is: 1112 State Street, Chester Illinois, 62233 (618) 826-5038.

The subject securities are Common Stock, $1.00 par value, of Chester Bancorp, Inc. The number of shares of the subject securities outstanding as of June 15, 2001, is 1,271,584.

Information about the trading market and price of the subject securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.


Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

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The filing person is the subject company.


Item 4.  TERMS OF THE TRANSACTION.

     (a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration;" "Section 2. Purpose of the Offer; Certain Effects of the Offer;" "Section 3. Procedure for Tendering Shares;" "Section 4. Purchase of Shares and Payment of the Purchase Price;" "Section 5. Conditional Tender of Shares;" "Section 6. Withdrawal Rights;" "Section 7. Material Federal Income Tax Consequences;" "Section 11. Effect of Offer on Market for Shares; Registration under the 1934 Act;" "Section 13. Certain Conditions of this Offer;" "Section 14. Cancellation, Extension, Termination and Amendment;" "Section 15. Fees and Expenses;" and "Section 16. Source and Amount of Funds;" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

     (b) The subject company will purchase shares of the subject securities validly tendered and not withdrawn by its shareholders, including shareholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. The subject company has been advised that its officers and directors and controlling shareholders do not intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.


Item 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The subject company is not aware of any agreement, arrangement or understanding (whether or not legally enforceable) between the subject company (or any director, executive officer or controlling shareholder of the subject company) and any other person with respect to securities of the subject company.

Information under "Section 9. Information About Us" and "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.


Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

The information about plans or proposals under "Section 9. Information About Us" is incorporated herein by reference.


Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information under "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.


Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and under "Section 17. Recent Transactions in Our Shares" of the Offer to Purchase is incorporated herein by reference.

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Item 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under "Section 15. Fees and Expenses" and "Section 18. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.


Item 10. FINANCIAL STATEMENTS.

The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under
Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Historical financial statements for the year ended December 31, 2000 as filed with the Securities and Exchange Commission on Form 10-K are incorporated by reference herein. Historical financial statements for the years ended December 31, 1999 and 1998 are not deemed to be incorporated by this reference. The information under "Section 9. Information About Us" of the Offer to Purchase is also incorporated herein by reference as to how such documents can be obtained.


Item 11. ADDITIONAL INFORMATION.

The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and "Section 12. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (a)  (a)(1)  Not Applicable.
              (a)(2)  None.
              (a)(3)  Not applicable.
              (a)(4)  Not applicable.
              (a)(5)  None.

         (b)  None.


Item 12. EXHIBITS.

         The following exhibits are submitted herewith:

         (a)  (a)(1)  Offer to Purchase dated July 10, 2001
              (a)(2)  Letter of Transmittal
              (a)(3)  Form of Guidelines for Substitute Form W-9
              (a)(4)  Notice of Guaranteed Delivery
              (a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
              (a)(6) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
              (a)(7) Form of letter to shareholders dated July 10, 2001 from the Chairman, President and Chief Financial Officer of Chester Bancorp, Inc.
              (a)(8)  Press Release

         (b) - (h)    None or not applicable

         (i)          Consent of Independent Auditors

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Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.



                                    Signature


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 10, 2001



                                               Chester Bancorp, Inc.



                                               By:    /s/ Michael W. Welge
                                                   ------------------------
                                                      Michael W. Welge
                                                      Chairman, President and
                                                      Chief Financial Officer